FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For December 5, 2005
Commission File Number: 0-30204
                        -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F [ X ]          Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes [  ]                  No [ X ]
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                  EXHIBIT INDEX


Exhibit       Date       Description of Exhibit
-------       ----       ----------------------

   1       2005/12/02    IIJ Reports its Financial Information for the Interim
                         Period Ended September 30, 2005 along with its Listing on the Mothers Market of the Tokyo Stock Exchange

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Internet Initiative Japan Inc.


Date:  December 5, 2005                   By: /s/ Koichi Suzuki
                                              ----------------------------------
                                              Koichi Suzuki
                                              President, Chief Executive Officer
                                              and Representative Director

EXHIBIT 1
---------


    [English Translation]                                       December 2, 2005

                                    Company name: Internet Initiative Japan Inc.
                     Representative: Koichi Suzuki, President and Representative
                                                                        Director
                                (Code number: 3774 Tokyo Stock Exchange Mothers)
                                        Contact: Akihisa Watai, Director and CFO
                                                         Telephone: 03-5259-6500

       IIJ Reports its Financial Information for the Interim Period Ended
       ------------------------------------------------------------------
     September 30, 2005 along with its Listing on the Mothers Market of the
     ----------------------------------------------------------------------
                              Tokyo Stock Exchange
                              --------------------


Internet Initiative Japan Inc. ("IIJ") was listed on the Mothers market of the Tokyo Stock Exchange on December 2, 2005.

Along with the listing, IIJ would like to report its recent financial information as attached.

Consolidated Financial Results for the Interim Period Ended September 30, 2005
[Under accounting principles generally accepted in the United States (U.S. GAAP)]
                                                                                December 2, 2005
Company name:      Internet Initiative Japan Inc.     Shares listed:            Tokyo Stock Exchange Mothers
Code number:       3774                               Location of headquarters: Tokyo
(URL http://www.iij.ad.jp/)

Representative:    Title: President and Representative Director     Name: Koichi Suzuki

Contact:           Title: Director and CFO                          Name: Akihisa Watai
                                                                    Tel:  (03)5259-6500

Name of a parent company or other related companies*: Nippon Telegraph and Telephone Corporation (Code: 9432)
Share of voting rights held by a parent company or other related companies:
29.7% (as of December 2, 2005) Adoption of U.S. GAAP: Yes

* As defined in "provisions for the terminology, form, and preparation methods for interim consolidated financial statements in Japan"
1. Consolidated Financial Results for the Interim Period Ended September 30, 2005
   (April 1, 2005 to September 30, 2005)

(1) Consolidated Results of Operations                (Amounts less than one million yen are rounded)
------------------------------------------------------------------------------------------------------
                             Total revenues           Operating income          Income before income
                                                                                     tax expense
------------------------------------------------------------------------------------------------------
                      Millions of Yen       %    Millions of Yen        %    Millions of Yen        %
Interim period ended
September 30, 2005             21,809    13.7                754    315.0              1,779        -

Interim period ended
September 30, 2004             19,187       -                182        -                 21        -

------------------------------------------------------------------------------------------------------
Fiscal year ended
March 31, 2005                 41,703                      1,248                       3,149
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                 Net income                  Basic net income      Diluted net income
                                                                 per share               per share
------------------------------------------------------------------------------------------------------
                      Millions of Yen       %                       Yen                       Yen
Interim period ended
September 30, 2005              1,623       -                    42,380                    42,347

Interim period ended
September 30, 2004                 (9)      -                      (232)                        -
------------------------------------------------------------------------------------------------------
Fiscal year ended
March 31, 2005                  2,906                            75,858                         -
------------------------------------------------------------------------------------------------------
(Notes)   1)   Equity in net income (loss) of equity method investees
               Interim period ended September 30, 2005: JPY 32 million
               Interim period ended September 30, 2004: JPY 5 million
               Fiscal year ended March 31, 2005: JPY (33) million

          2)   Weighted-average number of shares of common stock outstanding
               (consolidated)
               Interim period ended September 30, 2005: 38,304 shares
               Interim period ended September 30, 2004: 38,312 shares
               Fiscal year ended March 31, 2005: 38,312 shares

          3)   Change in accounting policies: None

          4) Income before income tax expense in this document represents income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees.

          5)   Diluted net loss per share in the interim period ended September
               30, 2004 is not shown since a diluted net loss was recorded.

          6) The percentage figures for total revenues and operating income represent the percentages of change from the same period of the previous year. The percentage figures for income before income tax expense and net income are omitted since the change in income before income tax expense from the same period of the previous year is over 1,000% and a net loss was recorded in the same period of the previous year.

(2) Consolidated Financial Position                          (Amounts less than one million yen are rounded)
------------------------------------------------------------------------------------------------------------
                        Total assets       Shareholders'      Shareholders' equity     Shareholders' equity
                                              equity           as a percentage of             per share
                                                                  total assets
------------------------------------------------------------------------------------------------------------
                      Millions of Yen     Millions of Yen                       %                      Yen
Interim period ended
September 30, 2005             36,121              11,380                     31.5                  297,147
Interim period ended
September 30, 2004             43,092               9,057                     21.0                  236,408
------------------------------------------------------------------------------------------------------------
Fiscal year ended
March 31, 2005                 37,116              11,615                     31.3                  303,171
------------------------------------------------------------------------------------------------------------
(Note) Number of shares of common stock outstanding, end of period (consolidated)
       Interim period ended September 30, 2005: 38,298
       Interim period ended September 30, 2004: 38,312
       Fiscal year ended March 31, 2005: 38,312

(3) Consolidated Cash Flows                                  (Amounts less than one million yen are rounded)
------------------------------------------------------------------------------------------------------------
                                         Net cash provided
                     Net cash provided      by (used in)                                   Cash and cash
                        by operating         investing          Net cash used in        equivalents, end of
                         activities          activities       financing activities            period
------------------------------------------------------------------------------------------------------------
                      Millions of Yen     Millions of Yen          Millions of Yen          Millions of Yen
Interim period ended
September 30, 2005              2,997                 846                   (2,197)                   6,953
Interim period ended
September 30, 2004              2,067                (172)                  (2,403)                  11,802
------------------------------------------------------------------------------------------------------------
Fiscal year ended
March 31, 2005                  5,238               1,974                  (14,213)                   5,286
------------------------------------------------------------------------------------------------------------
(4) Scope of Consolidation and Adoption of Equity Method Accounting

    Number of consolidated subsidiaries: 6 companies
    Number of equity method unconsolidated subsidiaries: 0 companies
    Number of equity method affiliated companies: 3 companies

(5) Changes in Scope of Consolidation and Adoption of Equity Method Accounting

    Consolidated: (added) 1 company, (excluded) 0 companies
    Equity method: (added) 0 companies, (excluded) 1 company

2. Targets for Financial Results for the Fiscal Year Ending March 31, 2006 (From
April 1, 2005 to March 31, 2006)

                                                   (Amounts less than one million yen are rounded)
--------------------------------------------------------------------------------------------------
                       Total revenues    Operating income      Income before        Net income
                                                            income tax expense
--------------------------------------------------------------------------------------------------
                      Millions of Yen     Millions of Yen     Millions of Yen     Millions of Yen
Fiscal year ending
March 31, 2006                 46,330               2,320               3,990               3,700
--------------------------------------------------------------------------------------------------
(Reference) Target for net income per share for the fiscal year ending March 31, 2006: JPY 18,111
            * The target for net income per share above is calculated with estimated 204,300 shares outstanding , in consideration of the 1 to 5 stock split conducted in October 2005 and 12,500 new shares issued in December 2005.

(Note) Statements made in this press document regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding the revenues and operating and net income for the fiscal year ending March 31, 2006, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.
       For a list of the risks that might affect the target above and other related items, please see page 14 of the attached document.

1.   Status of IIJ Group

(1)  Overview of IIJ Group

     IIJ Group (Internet Initiative Japan Inc. ("IIJ") and its affiliated companies) consists of IIJ, four consolidated subsidiaries and three equity method investees as of the date of this document*. The IIJ Group provides "total solutions" consisting of a broad range of highly reliable and value-added network-related services (Internet connectivity services, value-added services, systems integration and equipment sales) based on Internet-related technologies, mainly to customers using networks in their operations such as companies or public organizations. As marketing activities, advertising, sales administration, and other operations are shared by the services, these services are not each recognized as a separate business segment.

     The overview of the business of IIJ Group companies is as follows:
-------------------------------------------------------------------------------------------------------
Company name                            Business outline
-------------------------------------------------------------------------------------------------------
IIJ                                     Mainly provides Internet connectivity services, value-added services including security related outsourcing services,
                                        outsourcing services for network and server
                                        operations/management and data center services, design,
                                        consultation, construction and equipment supply and
                                        operation and maintenance of the equipment for
                                        construction of networks. The services which IIJ provides
                                        are classified into Internet connectivity and value-added
                                        services, systems integration, and equipment sales in IIJ's consolidated financial statements.
-------------------------------------------------------------------------------------------------------
Four consolidated subsidiaries
-------------------------------------------------------------------------------------------------------
IIJ Technology Inc. ("IIJ-Tech")        Mainly provides systems design, consultation, development, implementation, operation and maintenance, and equipment
                                        supply and operation and maintenance of the equipment for
                                        construction of systems. The services which IIJ-Tech
                                        provides are classified into systems integration and
                                        equipment sales in IIJ's consolidated financial statements.
-------------------------------------------------------------------------------------------------------
IIJ Financial Systems, Inc. ("IIJ-FS")  Mainly provides development, operation and maintenance of systems for financial institutions. The services which
                                        IIJ-FS provides are classified into systems integration in
                                        IIJ's consolidated financial statements.
-------------------------------------------------------------------------------------------------------
Net Care, Inc. ("NC")                   Mainly provides network monitoring and operation, customer support, and outsourced call centers. The services which NC provides are classified into Internet connectivity and
                                        value-added services, and systems integration in IIJ's
                                        consolidated financial statements.
-------------------------------------------------------------------------------------------------------
IIJ America Inc. ("IIJ America")        Mainly provides Internet connectivity services in the
                                        United States and constructs and operates Internet backbone between Japan and the United States and in the United States as
                                        IIJ Group's network location in the United States. The services which IIJ America provides are classified into Internet
                                        connectivity and value-added services.
-------------------------------------------------------------------------------------------------------
Three equity method affiliates
-------------------------------------------------------------------------------------------------------
Internet Multifeed Co. ("Multifeed")    Established as a joint venture with Nippon Telegraph and
                                        Telephone Corporation Group that mainly operates Internet
                                        exchange, distributes high-volume Internet content, and
                                        provides housing services.
-------------------------------------------------------------------------------------------------------
atom Co., Ltd ("atom")                  Mainly provides content design and production.
-------------------------------------------------------------------------------------------------------
i-Heart Inc. ("i-Heart")                Established as a joint venture with Samsung Corporation in
                                        South Korea and provides data center services in South
                                        Korea
-------------------------------------------------------------------------------------------------------
     * In August 2005, IIJ Media Communications Inc. ("IIJ-MC"), IIJ's former consolidated subsidiary, became IIJ's wholly-owned subsidiary and the systems integration business of IIJ-MC was spun off to IIJ-Tech in October 2005.
     IIJ-MC was merged into IIJ in October 2005 with IIJ as the surviving company. In September 2005, Asia Internet Holding Co., Ltd. ("AIH"), IIJ's
     former equity method investee became IIJ's wholly-owned subsidiary and was merged with IIJ in October 2005, with IIJ as the surviving company.

     In addition to the above, Nippon Telegraph and Telephone ("NTT") is IIJ's "other affiliated company"*, since in case a listed company (IIJ) is an equity method affiliate of another company (NTT), the company (NTT) should be categorized as the listed company's other affiliated company.

* As defined in "provisions for the terminology, form, and preparation methods for interim consolidated financial statements in Japan".

(2)  Business Diagram

     The overview of IIJ Group's business can be illustrated as follows:

                             [SEE SUPPLEMENTAL PDF]

2.   Management Policy

(1)  Basic Management Policy

     The managing concept of IIJ Group is to promote the development of an information-based society in Japan using Internet technology, create new markets, and contribute to a growth and development of industries. By realizing the concept through its business activities, IIJ Group aims to continually increase its enterprise value and fulfill its corporate responsibility in society.

(2)  Basic Policy on the Distribution of Profits

     IIJ regards the payment of dividends to shareholders as an important management issue. However, at the current time, IIJ's policy is to give priority to securing funds to strengthen its financial position and to use funds for operational development. Therefore, there is a possibility that IIJ will not pay dividends in the near future. IIJ has an intention to return its profit to shareholders, but does not have any concrete plans at this moment.

(3)  Ideas and Policies Concerning Reduction in the Size of the Investment Unit

     IIJ believes that reducing the size of the investment unit is one of the effective ways to expand its investor base and increase the liquidity of its shares. IIJ intends to consider this option taking into account such things as the stock price level, number of shareholders, the effectiveness of expenditures and the stock market environment.

(4)  Business Indicators as Targets

     IIJ Group is conducting its business activities in consideration of the breakdown of total revenues, profitability, financial position, and other factors. IIJ Group is making efforts to enhance its profitability by increasing revenues, controlling costs, and suppressing selling, general and administrative expenditures in consideration of its gross margin ratio, operating margin ratio and other figures.

(5)  Medium and Long-term Business Strategies

     IIJ Group anticipates that the requirements for usage of network systems by customers will be more advanced and complex, due to the expansion of broadband in Japan and increased usage of the Internet by companies and governmental organizations. IIJ Group also expects that the need for availability of network systems and outsourcing for network systems will increase in IIJ Group's principal customers, companies and public organizations, and continues to regard the current market environment as having opportunities for growth. On the other hand, IIJ Group expects that competition with other companies will also increase in the Internet connectivity and value-added services and systems integration areas. For Internet connectivity services, price competition is severe, however, IIJ Group believes that it can differentiate its services from the competitors by providing customers with value-added services and systems integration. IIJ Group recognizes that it is important for business development of IIJ Group for it to actively promote research and development on Internet related technologies and continue to provide highly reliable, high value-added and competitive solutions.

(6)  Issues that IIJ should address

     Issues that IIJ should address and the current status is as follows:

1)   Strengthening platforms for providing total solutions

     IIJ Group believes that it is important to further associate the services and marketing activities by each company in IIJ Group to each other, to meet diversifying customer needs promptly. As a result of IIJ-Tech's enhancement of capital by its private placement to third parties in April 2004, the transfer of systems integration business of IIJ-MC to IIJ-Tech in October 2005 and others, IIJ's ownership in IIJ-Tech increased to 72.1%. Also, IIJ strengthened its link with NC to meet customer requirements for outsourced operations and maintenance. Also, to strengthen its ability to provide solutions to customers by further linking the engineering expertise of the IIJ Group and customer requirements, IIJ established the Solution Department and is providing solutions necessary to build and operate customers' network systems.

2)   Increasing earnings capabilities

     IIJ Group believes that it is necessary to continue to increase revenues from Internet connectivity and value-added services, as well as to make efforts to decrease costs in order to increase profitability and create a stable earnings base, and it is important to promote provision of total solutions, increase the scale of revenues per customer and increase the number of such customers by enclosing customers' network systems with multi-site connectivity cases, or housing customers' systems in IIJ Group's data centers.

     To promote that, IIJ is strengthening the organizations to support sales activities by establishing the sales engineering organization and strengthening management and administrative organization continuously by increasing personnel in the Administrative Department.

3)   Maintaining an engineering advantage

     IIJ Group recognizes that its engineering advantage is a source of its competitiveness. IIJ Group believes that it is very important to maintain this engineering advantage, and is actively working on research and development on new technologies on Internet. It is necessary for IIJ Group to utilize this research and development for its medium and long term business expansion as a source for future revenues, and IIJ Group is and will continue to make efforts in actively coordinating between engineering research and service development in the IIJ Research Laboratory, Technology Department and Solution Department.

4)   Retaining and training human resources

     To achieve continuous growth, IIJ Group believes that it is important for it to continuously retain and train qualified personnel to enhance its management, maintain its engineering level and strengthen its marketing capabilities. IIJ Group is conducting, and will continue to conduct, mid-career recruiting including management level and regular recruiting of new graduates.

(7)  Corporate Governance

1)   Basic corporate governance philosophy

     IIJ Group recognizes that it is very important to enhance its corporate governance in order to achieve the IIJ Group mission to support and operate Internet, that has become a material part of the social infrastructure.

2)   Status on corporate governance

a. Status of managing and administrative organizations and other corporate governance systems on IIJ's decision making, execution and supervision on business

     As of the date of this release, the board of directors is composed of twelve members, including four outside directors. Of the twelve members, eight directors are in charge of the execution of business. Outside directors and directors monitor each other on the execution of business, by having monthly scheduled or extraordinary meetings of the board of directors or meetings among directors on necessity.

     IIJ has a board of statutory auditors consisting of four members, including two outside statutory auditors. One of the outside statutory auditors is a Japanese-certified lawyer and the other is a certified public accountant.

b.   Status on internal control systems

     In IIJ Group, control in accordance with internal rules such as the Code of Ethics, confirmation by administrative organizations such as the legal department, internal audits by internal auditing office and other procedures are conducted on the business activities by its directors and employees.

     Regarding internal audits, an internal auditing office is being operated as an organization to report directly to the President and Chief Executive Officer and consists of two members including a general manager to enhance the functions of internal audits. The internal auditing office conducts audits on IIJ and IIJ's consolidated subsidiaries in accordance with annual auditing plans and provides concrete advice to improve business activities. The internal auditing office is implementing its task widely, by cooperating closely with the board of statutory auditors or being helped by the organizations audited.

     In addition, the board of statutory auditors is an important factor to organize IIJ's internal control system, and auditing procedures are conducted in accordance with the Commercial Code of Japan. The standing statutory auditor is conducting regular auditing activities and the statutory auditors attend meetings of the board of directors and have regular meetings of statutory auditors.

     The board of statutory auditors is also playing a role as an audit committee in accordance with the Sarbanes-Oxley Act* that is applied to IIJ, since IIJ is listed on the securities exchange in the United States. To the board of statutory auditors as the audit committee, a right to establish a procedure for confidential and anonymous notification of improper facts related to an internal control and accounting audits, a right to make surveillance and admission on the services provided to IIJ by an independent registered public accounting firm are granted. Moreover, IIJ is required to have an financial expert in the member of the board of statutory auditors to enable the board of statutory auditors to conduct these activities effectively and properly. One of IIJ's outside statutory auditors meets the requirement.

     Accounting audits in accordance with the Commercial Code of Japan and the Securities and Exchange Law in Japan is conducted by Deloitte Touche Tomatsu. In addition, Deloitte Touche Tomatsu is conducting accounting audits under U.S. GAAP on the annual report on Form 20-F that IIJ files with the United States Securities and Exchange Commission. Since the Sarbanes-Oxley Act is applied to IIJ, IIJ Group is required to be audited on its status of introduction and operation of internal control system on financial statements including and after the fiscal year ending March 2007.

     The names of certified public accountants who conducted audit activities and assistants on the activities in accordance with Securities and Exchange Law in Japan in the interim period ending September 30, 2005 consisted are the follows:

     The name and other information of the certified public accountants who conducted audit activities:

   Engagement Partners: Shuko Shimoe, Takashi Yamaguchi

     Assistants on the audit activities: one certified public accountant, two assistant accountants and two other staff members

* The Sarbanes-Oxley Act is a law established in July 2002 in the United States mainly to enhance corporate governance.

3) Overview of interests of outside directors and outside statutory auditors, including personal, capital, business and other relationships

     Of the four outside directors, Takashi Hiroi is an employee of NTT, an other affiliated company of IIJ, however, he does not have any personal relationships such as family relationships with IIJ's other directors and auditors. He did not acquire any interests such as a capital or business relationships upon becoming IIJ's outside director either. The other outside directors and outside statutory auditors had neither any personal relationships such as family relationships with other directors or auditors of IIJ, nor other interests such as capital or business relationships upon becoming outside directors or outside statutory auditors of IIJ.

4) Status of IIJ's measurement to enhance its corporate governance in the interim period ending September 30, 2005

     To enhance IIJ Group's internal control system as well as meet the requirements by the Sarbanes-Oxley Act above, IIJ established a Code of Ethics and a procedure for confidential and anonymous notification. In addition, IIJ is making clarification of targets for internal control and preparing internal control documents mainly from the view of securing accuracy of financial figures.

(8)  Parent Company or Other Related Companies and Related Matters

1) Parent company or other related companies trade name and related matters (as of September 30, 2005)
-----------------------------------------------------------------------------------------
Parent company  Type                           Its          Securities Exchanges where
or other                                   voting rights    its shares are listed
related company                             allocation
-----------------------------------------------------------------------------------------
                                                            Tokyo Stock Exchange, Inc.
                Other affiliated company*                   (First Section)
                (since in case that a                       Osaka Securities Exchange,
                listed company (IIJ) is                     Co., Ltd. (First Section)
                an affiliated company of      31.6%         Nagoya Stock Exchange, Inc.
NTT             another company (NTT),        (5.3)         (First Section)
                the company (NTT) should                    Fukuoka Stock Exchange
                be categorized as the                       Sapporo Stock Exchange
                listed company's other                      New York Stock Exchange
                affiliated company)                         London Stock Exchange plc.
-----------------------------------------------------------------------------------------

(Note) 1. The percentage in parentheses is the indirect ownership by NTT and included in the figure above.

       2. Share of voting rights held by a parent company or other related company is 29.7%, including the indirect ownership as of the date of the release of this document.

       * As defined in "provisions for the terminology, form, and preparation methods for interim consolidated financial statements in Japan"

2)   Position of the listed company (IIJ) in the group of the parent company

     NTT is the leading shareholder in IIJ. Its voting rights, including rights through indirect ownership, were 31.6% as of September 30, 2005, as noted in the table above. However, IIJ is maintaining management independence.

3)   Business relationship with NTT Group

     IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of its access circuits, and services provided by NTT Communications for a significant portion of its domestic and international backbone circuits. In the interim period ending September 30, 2005, the payment for the circuits to NTT East and West totaled JPY 346,756 thousand and JPY 2,584,075 thousand to NTT Communications.

     Business transactions with the NTT Group are within the scope of normal business practices.

(9)  Transactions with Special Interest Group

     IIJ provides Internet connectivity services to Applied Research Institute, Inc., which is wholly owned by Koichi Suzuki, the President and Chief Executive Officer of IIJ. The cost of these services was JPY 351 thousand in the interim period ended September 30, 2005, and the transaction is within the scope of normal business practices.

3.   Results of Operations and Financial Conditions

(1) Consolidated Results of Operations in the Interim Period Ending September 30, 2005 (from April 1, 2005 to September 30, 2005)

     In the interim period ending September 30, 2005, Japan's economy showed signs of a gentle recovery, such as increased capital investments in the private sector, recovered personal spending and the Nikkei Stock Average (Nikkei 225) recording the highest price in the calendar year towards the end of the interim period ending September 30, 2005 reflecting improved corporate revenues, though crude oil price increased rapidly.

     In this environment, utilization of Internet-related technologies in corporate internal networks and business systems is expanding in our primary customer segment, large-sized enterprises and public organizations. In these companies, the demand for outsourcing is further expanding, due to increased traffic in business, networks that are becoming more complex and an increase in various security-related issues. In the interim period ending September 30, 2005, IIJ Group continued to promote its network solution business by providing a total integration package such as network design and construction and consulting on security and outsourcing services such as operation of network to meet these outsourcing demands from customers.

     As a result, for IIJ Group's consolidated results of operation for the interim period ended September 30, 2005, total revenues amounted to JPY 21,809 million (an increase of 13.7% compared to the interim period ended September 30, 2004), operating income amounted to JPY 754 million (JPY 182 million in the interim period ended September 30, 2004), income before income tax expense (for income from operations before income tax expense, minority interests and equity in net income of equity method investees) amounted to JPY 1,779 million (JPY 21 million in the interim period ended September 30, 2004) and net income amounted to JPY 1,623 million (net loss of JPY 9 million in the interim period ended September 30, 2004).

     Results of operations by service were as follows:

1)   Internet connectivity and value-added services

     For dedicated access services, while the number of contracts steadily increased, resulting in an expanded customer base, revenues amounted to JPY 5,442 million in the interim period ended September 30, 2005 (a decrease of 5.4% compared to the interim period ended September 30, 2004), mainly because customers shifted to the packaged type of broadband services with local access circuits of NTT East and West's Flet's network with lower unit prices.

     For dial-up access services, revenues amounted to JPY 1,381 million in the interim period ended September 30, 2005 (a decrease of 7.4% compared to the interim period ended September 30, 2004), mainly due to a decrease in the number of contracts.

     For value-added services, revenues amounted to JPY 2,846 million (an increase of 18.3% compared to the interim period ended September 30, 2004) due to a steady increase in security, server outsourcing such as e-mails and network outsourcing services.

     For other services, revenues amounted to JPY 1,863 million (an increase of 42.5% compared to the interim period ended September 30, 2004), due to an increase in revenues from Wide-area Ethernet Services along with increased multi-site connectivity cases.

     As a result of the above, revenues from Internet connectivity and value-added services in the interim period ended September 30, 2005 amounted to JPY 11,533 million (an increase of 5.3% compared to the interim period ended September 30, 2004). The gross margin for Internet connectivity and value-added services in the interim period ended September 30, 2005 amounted to JPY 1,581 million (an increase of 15.8% compared to the interim period ended September 30, 2004) and the gross margin ratio was 13.7% (the gross margin ratio for Internet connectivity and value-added services in the interim period ended September 30, 2004 was 12.5%), since the cost of revenues remained steady due to a decrease in backbone costs despite an increase in personnel expenses and maintenance costs.

2)   Systems integration

     In the interim period ended September 30, 2005, revenues from systems integration amounted to JPY 9,002 million (an increase of 37.8% compared to the interim period ended September 30, 2004), due to an increase in one-time systems integration developments and an increase in outsourced operations projects caused by an increase in the one-time developments. The gross margin from systems integration amounted to JPY 2,173 million (an increase of 56.0% compared to the interim period ended September 30, 2004), and the gross margin ratio was 24.1% (the gross margin ratio for systems integration in the interim period ended September 30, 2004 was 21.3%).

3)   Equipment sales

     Revenues from equipment sales in the interim period ended September 30, 2005 amounted to JPY 1,274 million (a decrease of 24.9% compared to the interim period ended September 30, 2004), due to continuous purchase and sale of network equipment to customers and sale of SEIL, the routers that IIJ originally developed. The gross margin amounted to JPY 64 million (a decrease of 50.8% compared to the interim period ended September 30, 2005), and the gross margin ratio was 5.1% (the gross margin ratio for equipment sales in the interim period ended September 30, 2004 was 7.7%).

(2)  Consolidated Financial Position

     Cash and cash equivalents, at the end of the interim period ended September 30, 2005 was JPY 6,953 million (a decrease of JPY 4,849 million compared to the interim period ended September 30, 3004).

(Net cash provided by operating activities)

     Net cash provided by operating activities was JPY 2,997 million in the interim period ended September 30, 2005 (an increase of JPY 930 million compared to the interim period ended September 30, 2004), mainly due to the operating income in the trend of decreasing cost for Internet connectivity and value-added services and increased profitability in systems integration, and adjustment to net cash provided by operating activities by depreciation and amortization.

(Net cash provided by investing activities)

     Net cash provided by investing activities was JPY 846 million in the interim period ended September 30, 2005 (an increase of JPY 1,018 million compared to the interim period ended September 30, 2004), mainly due to purchase of property and equipment of JPY 328 million and purchase of short-term and other investments of JPY 300 million and acquisition of shares of consolidated subsidiaries of JPY 192 million offset proceeds from sales of short-term investments and other investments such as available-for-sale securities of JPY 1,496 million.

(Net cash used in financing activities)

     Net cash used in financing activities was JPY 2,197 million in the interim period ended September 30, 2005 (a decrease of JPY 206 million compared to the interim period ended September 30, 2004), mainly due to repayments of long-term borrowings and securities loan agreement of JPY 3,613 million and principal payments under capital leases of JPY 1,516 million despite proceeds from long-term borrowings and securities loan agreement of JPY 2,735 million.

(3)  Targets for the Fiscal Year Ending March 31, 2006

     Targets for consolidated financial results for the fiscal year ending March 31, 2006 of IIJ Group is as follows:

     Total revenues: JPY 46,330 million (an increase of 11.1% compared to the fiscal year ended March 31, 2005)
     Operating income: JPY 2,320 million (an increase of 85.9% compared to the fiscal year ended March 31, 2005)
     Income before income tax expense: JPY 3,990 million (an increase of 26.7% compared to the fiscal year ended March 31, 2005)
     Net income: JPY 3,700 million (an increase of 27.3% compared to the fiscal year ended March 31, 2005)

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability in the fiscal year ending March 31, 2006, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include:
IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's annual report on Form 20-F and other filings with the United States Securities and Exchange Commission.

4.   Risk Factors

     The results of operations and financial position of IIJ or IIJ Group may be adversely and materially impacted by the following and other factors. The follows show the principal factors listed in the Yuka-shoken-todokedesho (a registration statement submitted to the regulatory public organization in Japan) that IIJ submitted on November 9, 2005.

- Risk from effects on IIJ Group's business developments by a lack of improvement of Japan's economy, or a change in economic conditions

- Risk from IIJ Group's dependence on other companies for telecommunication circuits

- Risk from IIJ Group's failure to sustain its service quality and operate its services properly

-    Risk from the possibility of interruption of services of IIJ Group

- Risk of IIJ Group's failure to protect its private customer information, such as personal information

-    Risk due to IIJ Group's failure to keep up with technological developments

-    Risk associated with IIJ Group's international business

- Risk from effects on IIJ Group's results of operations and financial position by increased price competition

-    Risk due to fluctuation of backbone costs

-    Risk due to IIJ Group's failure to manage outsourcing costs

- Risk of less achievement in business developments than expected, due to IIJ Group's failure to differentiate itself from its competitors

- Risk due to IIJ Group's dependence on its executive officers, particularly Mr. Koichi Suzuki

-    Risk of IIJ Group's failure to attract and retain qualified personnel

-    Risk of IIJ Group's failure to have synergy effects in IIJ Group overall

-    Risk associated with IIJ Group's relationships with NTT Group

-    Risk of IIJ Group's failure to achieve growth of results of operations

- Risk from IIJ Group's results of operations and financial position being affected by seasonal fluctuations

- Risk from impacts on IIJ Group's results of operations and financial position by fluctuations in the stock prices of companies in which it has invested

-    Large amount of accumulated deficit

- Risk associated with regulatory matters and new legislation related to the telecommunications law

-    Risk associated with legal regulation of the Internet

-    Risk of IIJ Group's violation of intellectual properties

-    Risk of IIJ Group's involvement in legal proceedings

- Risk of not being able to utilize acquired proceeds to develop IIJ Group's business

-    Risk of IIJ Group's being unable to acquire sufficient future financing

- Adverse effect on IIJ's stock price by the possibility of non-payment of dividends by IIJ

- Adverse effect of dilution in case new shares of common stock are issued in relation to stock options

- Risk associated with the possibility of execution of rights of NTT to prevent dilution of ownership by NTT

-    Difference between the documents disclosed in Japan and the United States

For details of risk regarding IIJ Group's business, please refer to IIJ and IIJ Group's financial related documents disclosed in accordance to the laws, disclosure rules and others in Japan, and on IIJ's annual reports on Form 20-F and other documents that IIJ files with the United States Securities and Exchange Commission.

5.   Interim Consolidated Financial Statements

(1)  Interim Consolidated Financial Statements

1)   Interim consolidated balance sheets

                               -------------------------------------------------------------------------
                                  At the end of the         At the end of the      Consolidated balance
                                 interim period ended     interim period ended     sheets at the end of
                                  September 30, 2004       September 30, 2005       fiscal year ended
                                                                                      March 31, 2005
--------------------------------------------------------------------------------------------------------
                                Thousands of    % of     Thousands of    % of     Thousands of    % of
                                     Yen        total         Yen        total         Yen        total
--------------------------------------------------------------------------------------------------------
ASSETS
------
Current Assets:
  Cash and cash equivalents    (Y) 11,802,165           (Y)  6,953,496           (Y)  5,286,477
  Accounts receivable, net of
  allowance for doubtful
  accounts of JPY 31,541
  thousand, JPY 33,537
  thousand and JPY 41,400
  thousand at September 30,
  2004, September 30, 2005 and
  March 31, 2005 respectively       6,770,303                6,684,910                7,407,439

  Inventories                         262,180                  286,367                  140,096

  Prepaid expenses                    652,061                  989,785                  604,935

  Other current assets                106,364                  145,243                  108,228
                               ---------------          ---------------          ---------------
    Total current assets           19,593,073    45.5       15,059,801    41.7       13,547,175    36.5

Investments in and Advances to
Equity Method Investees, net
of loan loss valuation
allowance of JPY 31,303
thousand, JPY 31,378 thousand
and JPY 31,378 thousand at
September 30, 2004, September
30, 2005 and March 31, 2005
respectively                          752,630     1.7          452,702     1.3          713,607     1.9

                               ---------------          ---------------          ---------------
Other Investments                  10,657,082    24.7        8,048,512    22.3        9,930,781    26.8
                               ---------------          ---------------          ---------------
Property and Equipment, net         9,045,349    21.0        9,142,951    25.3        9,722,366    26.2

Intangible Assets, net                244,151     0.6          628,361     1.7          561,211     1.5

Guarantee Deposits                  2,080,345     4.8        2,100,008     5.8        2,050,665     5.5

Other Assets, net of allowance
for doubtful accounts of JPY
340,107 thousand, JPY 26,272
thousand and JPY 376,092
thousand at September 30,
2004, September 30, 2005 and
March 31, 2005, respectively          719,744     1.7          688,200     1.9          590,666     1.6

                               ---------------          ---------------          ---------------
    Total assets               (Y) 43,092,374   100.0   (Y) 36,120,535   100.0   (Y) 37,116,471   100.0
                               ---------------          ---------------          ---------------
--------------------------------------------------------------------------------------------------------

                               -------------------------------------------------------------------------
                                  At the end of the         At the end of the      Consolidated balance
                                 interim period ended     interim period ended     sheets at the end of
                                  September 30, 2004       September 30, 2005       fiscal year ended
                                                                                      March 31, 2005
--------------------------------------------------------------------------------------------------------
                                Thousands of    % of     Thousands of    % of     Thousands of    % of
                                     Yen        total         Yen        total         Yen        total
--------------------------------------------------------------------------------------------------------
LIABILITIES AND
---------------
SHAREHOLDERS' EQUITY
--------------------

Current Liabilities:
  Short-term borrowings        (Y)  5,732,204           (Y)  4,922,177           (Y)  4,724,633
  Payable under securities
  loan agreement                      816,800                1,518,400                1,729,520
  Long-term borrowings --
  current portion                   1,650,139                2,537,997                2,736,056
  Convertible notes                11,088,000                        -                        -
  Capital lease obligations --
  current portion                   2,491,070                2,716,030                2,774,974
  Accounts payable                  4,502,356                5,205,982                4,860,733
  Accrued expenses                    448,585                  515,976                  541,118
  Other current liabilities           604,868                  790,194                  817,517
                               ---------------          ---------------          ---------------
    Total current liabilities      27,334,022    63.4       18,206,756    50.4       18,184,551    49.0
Long-Term Borrowings                1,732,473     4.0        1,060,476     2.9        1,529,963     4.1
Capital Lease Obligations --
Noncurrent                          3,620,613     8.4        3,896,848    10.8        4,339,028    11.7
Accrued Retirement and Pension
Costs                                 102,224     0.3          181,289     0.5          143,346     0.4
Other Noncurrent Liabilities          300,190     0.7          387,259     1.1          275,533     0.7
                               ---------------          ---------------          ---------------
    Total Liabilities              33,089,522    76.8       23,732,628    65.7       24,472,421    65.9
                               ---------------          ---------------          ---------------
MINORITY INTEREST                     945,572     2.2        1,007,787     2.8        1,028,977     2.8
                               ---------------          ---------------          ---------------
COMMITMENTS AND CONTINGENCIES               -                                                 -
SHAREHOLDERS' EQUITY
  Common-stock --authorized,
  75,520 shares; issued and
  outstanding, 38,360 shares
  at September 30, 2004,
  September 30, 2005 and March
  31, 2005                         13,765,372    31.9       13,765,372    38.1       13,765,372    37.1

  Additional paid-in capital       23,637,628    54.9       23,637,628    65.4       23,637,628    63.7

  Accumulated deficit             (37,349,204)  (86.7)     (32,810,738)  (90.8)     (34,434,052)  (92.8)

  Accumulated other
  comprehensive income              9,047,484    21.0        6,872,096    19.0        8,690,125    23.4

  Treasury stock -- 120 shares,
  155 shares and 120 shares
  held by an equity method
  investee at September 30,
  2004, September 30, 2005 and
  March 31, 2005 respectively        (44,000)    (0.1)         (84,238)   (0.2)         (44,000)   (0.1)
                               ---------------          ---------------          ---------------
    Total Shareholders' Equity      9,057,280    21.0       11,380,120    31.5       11,615,073    31.3
                               ---------------          ---------------          ---------------
Total liabilities and
shareholders' equity           (Y) 43,092,374   100.0   (Y) 36,120,535   100.0   (Y) 37,116,471   100.0
                               ---------------          ---------------          ---------------
--------------------------------------------------------------------------------------------------------

(2)  Interim Consolidated Statements of Operations
--------------------------------------------------------------------------------------------------------
                                                                                 Consolidated statements
                                 Interim period ended    Interim period ended      of operations of the
                                  September 30, 2004       September 30, 2005       fiscal year ended
                               (from April 1, 2004 to   (from April 1, 2005 to       March 31, 2005
                                 September 30, 2004)       September 30, 2005)   (from April 1, 2004 to
                                                                                      March 31, 2005)
--------------------------------------------------------------------------------------------------------
                                Thousands of    % of     Thousands of    % of     Thousands of    % of
                                     Yen        total         Yen        total         Yen        total
                                               revenues                revenues                 revenues
--------------------------------------------------------------------------------------------------------
Revenues:
  Connectivity and value-
  added services:
    Dedicated access           (Y)  5,750,843           (Y)  5,442,225           (Y) 11,372,701
    Dial-up access                  1,491,890                1,381,109                2,936,973
    Value-added services            2,406,956                2,846,450                5,004,730
    Other                           1,308,007                1,863,325                3,169,413
                               ---------------          ---------------          ---------------
        Total                      10,957,696               11,533,109               22,483,817
  Systems integration               6,532,349                9,001,675               15,853,824
  Equipment sales                   1,697,190                1,274,139                3,364,926
                               ---------------          ---------------          ---------------
    Total revenues                 19,187,235   100.0       21,808,923   100.0       41,702,567   100.0
                               ---------------          ---------------          ---------------
Cost and Expenses:
  Cost of connectivity and
  value-added services              9,591,609                9,951,821               19,483,890
  Cost of systems integration       5,139,197                6,829,036               12,200,137
  Cost of equipment sales           1,566,336                1,209,794                3,111,369
                               ---------------          ---------------          ---------------
    Total cost                     16,297,142    85.0       17,990,651    82.5       34,795,396    83.4
  Sales and marketing               1,374,611     7.2        1,567,363     7.2        2,794,561     6.7
  General and administrative        1,233,177     6.4        1,413,083     6.5        2,665,980     6.4
  Research and development            100,605     0.5           83,851     0.4          198,979     0.5
                               ---------------          ---------------          ---------------
    Total cost and expenses        19,005,535    99.1       21,054,948    96.6       40,454,916    97.0
                               ---------------          ---------------          ---------------
  Operating Income                    181,700     0.9          753,975     3.4        1,247,651     3.0
                               ---------------          ---------------          ---------------
Other Income (Expenses):
  Interest income                       6,713                    7,874                   12,877
  Interest expense                   (313,145)                (215,913)                (685,857)
  Foreign exchange gains               11,295                    4,963                    5,958
  Gain on other investments            69,445                1,148,797                2,439,330
  Gain arising from issuance of
  equity method investee's share       25,933                        -                   25,933
  Other - net                          38,871                   79,129                  102,616
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                 Consolidated statements
                                 Interim period ended    Interim period ended      of operations of the
                                  September 30, 2004       September 30, 2005       fiscal year ended
                               (from April 1, 2004 to   (from April 1, 2005 to       March 31, 2005
                                 September 30, 2004)       September 30, 2005)   (from April 1, 2004 to
                                                                                      March 31, 2005)
--------------------------------------------------------------------------------------------------------
                                Thousands of    % of     Thousands of    % of     Thousands of    % of
                                     Yen        total         Yen        total         Yen        total
                                               revenues                revenues                 revenues
--------------------------------------------------------------------------------------------------------

                               ---------------          ---------------          ---------------
    Other income (Expense) -
    net                              (160,888)   (0.8)       1,024,850     4.7        1,900,857     4.6
                               ---------------          ---------------          ---------------
Income from operations
before Income Tax
Expense, Minority
Interests and Equity in
Net Income (Loss) of
Equity Method Investees                20,812     0.1        1,778,825     8.1        3,148,508     7.6
Income Tax Expense                     30,595     0.1           82,011     0.3           99,870     0.2
Minority Interests in Earnings
of Subsidiaries                        (3,653)   (0.0)        (105,632)   (0.5)        (109,161)   (0.3)
Equity in Net Income (Loss)
of Equity Method Investees:             4,553     0.0           32,132     0.1          (33,208)   (0.1)
                               ---------------          ---------------          ---------------
Net Income                     (Y)     (8,883)    0.0   (Y)  1,623,314     7.4   (Y)  2,906,269     7.0
                               ---------------          ---------------          ---------------
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                 Consolidated statements
                                 Interim period ended    Interim period ended      of operations of the
                                  September 30, 2004       September 30, 2005       fiscal year ended
                               (from April 1, 2004 to   (from April 1, 2005 to       March 31, 2005
                                 September 30, 2004)       September 30, 2005)   (from April 1, 2004 to
                                                                                      March 31, 2005)
--------------------------------------------------------------------------------------------------------
Basic Weighted-Average Number
of Common Shares Outstanding            38,312                   38,304                      38,312

Diluted Weighted-Average Number
of Common Shares Outstanding            38,312                   38,334                      38,312

Basic Net Income per Common
Share                                     (232)                  42,380                      75,858

Diluted Net Income per
Common Share                              (232)                  42,347                      75,858
--------------------------------------------------------------------------------------------------------

(3)  Consolidated Statements of Shareholders' Equity

Consolidated statements of shareholders' equity for the interim period ended September 30, 2004
                                                                                                         (Unit: Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                            Shares of
                              common
                              stock
                            outstanding
                            (including                                                    Accumulated
                             treasury                                                        other
                              stock)                        Additional   Accumulated     comprehensive    Treasury
                             (shares)     Common stock   paid-in capital   deficit          income         stock        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, April 1, 2004           38,360  (Y) 13,765,372  (Y) 23,637,628  (Y)(37,340,321) (Y) 6,195,449  (Y)(44,000) (Y) 6,214,128
Net loss for the interim
period ended
September 30, 2004                                                               (8,883)                                   (8,883)
Other comprehensive
income, net of tax                                                                           2,852,035                  2,852,035
                                                                                                                    --------------
Total comprehensive income                                                                                              2,843,152
                            ------------------------------------------------------------------------------------------------------
Balance, September 30, 2004      38,360  (Y) 13,765,372  (Y) 23,637,628  (Y)(37,349,204) (Y) 9,047,484  (Y)(44,000) (Y) 9,057,280
                            ------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the interim period ended September 30, 2005
                                                                                                          (Unit: Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                            Shares of
                              common
                              stock
                            outstanding
                            (including                                                    Accumulated
                             treasury                                                        other
                              stock)                        Additional   Accumulated     comprehensive    Treasury
                             (shares)     Common stock   paid-in capital   deficit          income         stock        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, April 1, 2005           38,360  (Y) 13,765,372  (Y) 23,637,628  (Y)(34,434,052) (Y) 8,690,125 (Y) (44,000) (Y)11,615,073
Net income for the interim
period ended
September 30, 2005                                                            1,623,314                                 1,623,314
Other comprehensive
loss, net of tax                                                                            (1,818,029)                (1,818,029)
                                                                                                                    --------------
Total comprehensive loss                                                                                                 (194,715)
Purchase of common stock by
an equity method investee                                                                                  (40,238)       (40,238)
                            ------------------------------------------------------------------------------------------------------
Balance, September 30, 2005      38,360  (Y) 13,765,372  (Y) 23,637,628  (Y)(32,810,738) (Y) 6,872,096  (Y)(84,238) (Y)11,380,120
                            ------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2005
                                                                                                          (Unit: Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                            Shares of
                              common
                              stock
                            outstanding
                            (including                                                    Accumulated
                             treasury                                                        other
                              stock)                        Additional   Accumulated     comprehensive    Treasury
                             (shares)     Common stock   paid-in capital   deficit          income         stock        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, April 1, 2004           38,360  (Y) 13,765,372  (Y) 23,637,628  (Y)(37,340,321) (Y) 6,195,449  (Y)(44,000) (Y) 6,214,128
Net income for the
fiscal year ended
March 31, 2005                                                                2,906,269                                 2,906,269
Other comprehensive
income, net of tax                                                                           2,494,676                  2,494,676
                                                                                                                    --------------
Total comprehensive income                                                                                              5,400,945

                            ------------------------------------------------------------------------------------------------------
Balance, March 31, 2005          38,360  (Y) 13,765,372  (Y) 23,637,628  (Y)(34,434,052) (Y) 8,690,125  (Y)(44,000) (Y)11,615,073
                            ------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(4)  Interim Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------
                                                                                   Consolidated statements
                                 Interim period ended      Interim period ended      of operations of the
                                  September 30, 2004        September 30, 2005        fiscal year ended
                               (from April 1, 2004 to    (from April 1, 2005 to         March 31, 2005
                                 September 30, 2004)       September 30, 2005)       (from April 1, 2004
                                                                                      to March 31, 2005)
                                  ------------------------------------------------------------------------
                                   Thousands of yen          Thousands of yen          Thousands of yen
----------------------------------------------------------------------------------------------------------
Operating Activities:
  Net income (loss)                   (Y)    (8,883)            (Y) 1,623,314             (Y) 2,906,269
  Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Depreciation and
    amortization                          2,015,702                 2,023,884                 4,193,093
    Provision for doubtful
    accounts and advances                     7,032                    (7,012)                   24,781
    Gains on other investments              (69,445)               (1,148,797)               (2,439,330)
    Foreign exchange gains                  (21,737)                  (10,409)                  (15,466)
    Loss on retirement of
    convertible notes                         5,195                         -                     5,195
    Equity method net loss
    (income)                                 (4,553)                  (32,132)                   33,208
    Minority interests in
    earnings of subsidiaries                  3,653                   105,632                   109,161
    Deferred income tax
    expense (benefit)                             -                     7,662                   (11,023)
    Others                                   85,769                    45,762                   366,935
  Changes in operating assets
  and liabilities:
    Decrease in accounts
    receivable                            2,230,893                   824,634                 1,607,692
    Decrease (increase) in
    inventories                             174,927                  (146,271)                  286,751
    Increase (decrease) in
    accounts payable                     (2,527,935)                  139,046                (2,307,729)
    Other                                   176,239                  (428,368)                  478,960
                                  ------------------------------------------------------------------------
    Net cash provided by
    operating activities              (Y) 2,066,857             (Y) 2,996,945             (Y) 5,238,497
                                  ------------------------------------------------------------------------

Investing Activities:
  Purchases of property and
  equipment                                (374,645)                 (327,693)                 (577,133)

  Purchase of short-term
  and other investments                      (5,373)                 (300,155)                  (12,566)
  Purchase of subsidiary
  stock from minority
  shareholders                                    -                  (192,142)                  (61,680)
  Proceeds from sales of
  short-term and other
  investments                               216,567                 1,496,078                 2,976,017
  Acquisition of a newly
  controlled company, net
  of cash acquired                                -                   229,457                         -
  Refund (payment) of
  guarantee deposits - net                   (4,665)                  (46,466)                   23,167
  Acquisition of business                         -                         -                  (375,123)
  Other                                      (3,947)                  (13,303)                    1,321
                                  ------------------------------------------------------------------------
    Net cash provided by
    (used in) investing
    activities                        (Y)  (172,063)            (Y)   845,776             (Y) 1,974,003
                                  ------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                                   Consolidated statements
                                 Interim period ended      Interim period ended      of cash flows of the
                                  September 30, 2004        September 30, 2005        fiscal year ended
                               (from April 1, 2004 to    (from April 1, 2005 to         March 31, 2005
                                 September 30, 2004)       September 30, 2005)       (from April 1, 2004
                                                                                      to March 31, 2005)
                                  ------------------------------------------------------------------------
                                   Thousands of yen          Thousands of yen          Thousands of yen
----------------------------------------------------------------------------------------------------------
Financing Activities:
  Proceeds from issuance of
  long-term borrowings                    1,000,000                 1,000,000                  2,250,000
  Repayments of long-term
  borrowings                             (1,473,653)               (1,667,546)                (1,840,246)
  Proceeds from securities
  loan agreement                            816,800                 1,734,800                  2,546,320
  Repayments of securities
  loan agreement                                  -                (1,945,920)                  (816,800)
  Principal payments under
  capital leases                         (1,357,465)               (1,515,569)                (2,867,625)
  Net increase (decrease) in
  short-term borrowings                    (831,890)                  197,544                 (1,839,460)
  Repurchase of convertible
  notes                                    (745,488)                        -                   (745,488)
  Redemption of convertible
  notes                                           -                         -                (11,088,000)
  Proceeds from issuance of
  subsidiary stock to
  minority shareholders                     188,632                         -                    188,632
                                  ------------------------------------------------------------------------
      Net cash used in
      financing activities            (Y)(2,403,064)            (Y)(2,196,691)            (Y)(14,212,667)
                                  ------------------------------------------------------------------------

Effect of Exchange Rate
Changes on Cash                              26,196                    20,989                      2,405

Net Increase (Decrease) in
Cash and Cash Equivalents                  (482,074)                1,667,019                 (6,997,762)
Cash and Cash Equivalents,
Beginning of each period                 12,284,239                 5,286,477                 12,284,239
                                  ------------------------------------------------------------------------
Cash and Cash Equivalents, End
of each period                           11,802,165                 6,953,496                  5,286,477
                                  ------------------------------------------------------------------------

Additional Cash Flow
Information:
  Interest paid                             278,612                   216,012                    613,817

  Income taxes paid                          23,209                   112,252                     29,227

Noncash Investing and
Financing Activities:
  Acquisition of assets by                2,270,983                 1,000,719                  4,433,906
  entering into capital leases
  Exchange of common stock
  investment due to merger:
     Market value of common                  37,950                         -                     37,950
     shares acquired
     Cost of investment                       2,500                         -                      2,500
  Acquisition of business:
     Assets acquired                              -                   843,485                  1,202,007
     Cash paid                                    -                  (733,589)                  (375,123)
     Liabilities assumed                          -                   109,896                    826,884
----------------------------------------------------------------------------------------------------------

Basis of Presenting Consolidated Financial Statements for the Interim Period
----------------------------------------------------------------------------
Ended September 30, 2005
------------------------
1. The Terminology, Form, and Preparation Methods for Consolidated Financial Statements for the Interim Period Ended September 30, 2005

     The financial statements for the interim period ended September 30, 2005 have been prepared in accordance with the provisions of article 81 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999), and based on the accounting treatment principles and procedures and disclosure methods required in relation to the issuance of American Depository Receipts ("ADRs") (U.S. GAAP including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines).

     IIJ registered the sale of ADRs with the Securities and Exchange Commission ("SEC") of the United States of America under the Securities and Exchange Act of 1933, as amended and registered the quotation of the ADRs on the NASDAQ National Market of the United States of America in August 1999. Further, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended, IIJ regularly files with the SEC an annual report on Form 20-F which includes consolidated financial statements prepared in accordance with U.S. GAAP.

2. Main Differences from Preparation in Accordance with Provisions and Principles for Consolidated Financial Statements for the Interim period

     The main differences between consolidated financial statements for the interim period ended September 30, 2005 prepared in accordance with U.S accounting standards and those prepared in accordance with Japan's provisions and principles for consolidated financial statements for the interim period ended September 30, 2005 and the effect by important monetary items on income from operations before income tax expense, minority interests and equity in net income of equity method investees in the interim period ended September 30, 2005 are given below.

(1) Differences Regarding the Composition of Interim Consolidated Financial Statements

     Interim consolidated financial statements have been prepared based on U.S. GAAP comprise interim consolidated balance sheets, interim consolidated statements of operations, interim consolidated statements of shareholders' equity, interim consolidated statements of cash flows, and notes to interim consolidated financial statements.

(2) Differences Regarding Disclosure in Interim Consolidated Financial
Statements

     In interim consolidated statements of operations, equity in net income of equity method investees is shown as a separate item after income from operations before income tax expense.

(3) Differences Regarding Accounting Treatment Standards

     1) Income taxes

     Income taxes are accounted for in accordance with SFAS No. 109. Changes in the deferred income tax asset valuation allowance that relate to the tax effect of unrealized gains and losses on available-for-sale securities have been recorded as a separate component of other comprehensive income.

     2) Accounting treatment of lease transactions

     The Company accounts for significant lease transaction agreements that fulfill the requirements for capitalized leases as stipulated by SFAS No. 13, in accordance with SFAS. As a result, finance lease transactions, other than those that recognize transfer of ownership to the lessee, are treated as purchases. In the period ended September 30, 2005, this accounting treatment of lease transactions resulted in a JPY 11,591 thousand reduction in income from operations before income tax expense.

     3) Stock issuance cost

     Stock issuance cost is accounted for as expenses related to capital transactions and deducted from additional paid-in capital. In the period ended September 30, 2005, this accounting treatment resulted in a JPY 18,961 thousand increase in income from operations before income tax expense.

     4) Retirement benefit accounting

     Unfunded retirement benefits and noncontributory defined benefit pension plans are accounted for in accordance with SFAS No. 87. In the period ended September 30, 2005, this accounting treatment resulted in a JPY 1,530 thousand increase in income from operations before income tax expense.

     5) Comprehensive income

     Comprehensive income is accounted for in accordance with SFAS No. 130 "reporting comprehensive income." SFAS requires additional disclosure of information in consolidated financial statements. In the period ended September 30, 2005, this accounting treatment did not result in any change in income from operations before income tax expense.

(4) Difference in the Way of Calculation of Diluted Net Income per Share in the Interim Consolidated Financial Statements

     Diluted net income per share is accounted for in accordance with SFAS No.
128. In accordance with SFAS, the test if the potential common shares have dilutive effects should be conducted quarterly even in the interim period. In the Japan's provisions and principles for consolidated financial statements for the interim period, the test should be conducted considering the interim period as one period. In accordance, there might be difference in the result of the test depending on the average of share price in the period.

     In the interim period ended September 30, 2005, there is a difference mentioned above. In accordance with Japan's provisions and principles for consolidated financial statements for the interim period, there is no dilutive effects and the basic net income per share and diluted net income per share should be the same.

Notes to Interim Consolidated Financial Statements for the period ended
-----------------------------------------------------------------------
September 30, 2005
------------------

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------

     Internet Initiative Japan Inc. ("IIJ"), a Japanese corporation, was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 31.6 percent owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary, NTT Communications, Inc. as of September 30, 2005 (at the end of the interim period ended September 30, 2005). IIJ and consolidated subsidiaries (collectively, the "Company") provide Internet access services throughout Japan, into the United States of America and into the rest of Asia, and value-added services. The Company also provides systems integration, which mainly comprise consultation, design, development, construction, operation and maintenance for Internet-related systems; equipment sales in relation to equipment procurement for the construction of systems; and other Internet-related services.

     The Company manages its business and measures results based on a single Internet-related services industry segment including revenues from systems integration. Substantially all revenues are from customers operating in Japan.

     The accompanying interim consolidated financial statements for the period ended September 30, 2005 have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Although the Company recorded operating income in the period ended September 30, 2005, the Company has incurred operating losses and net losses in each of the past seven fiscal years ended March 31, 2005, with the exception of operating income for the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2005 and net income for the fiscal year ended March 31, 2005.

     At September 30, 2005, the Company had indebtedness of JPY 16,651,928 thousand. For the fiscal year ended March 31, 2005, the Company recorded operating income of JPY 1,247,651 thousand and net income of JPY 2,906,269 thousand respectively. For the period ended September 30, 2005, the company recorded operating income of JPY 753,975 thousand and net income of JPY 1,623,314 thousand, respectively. Although the Company had negative working capital of JPY 3,146,955 thousand as of September 30, 2005, the management considered various alternatives to increase working capital such as increasing operating income and liquidating certain available-for-sale securities of JPY 7,094,319 thousand as of September 30, 2005.

Certain Significant Risks and Uncertainties

     The Company has available-for-sale securities of JPY 7,094,319 thousand at September 30, 2005, and believes that the fluctuations in stock price of available-for-sale securities could have a material adverse effect on the Company's future financial position, results of operations or cash flows.

     The Company relies on telecommunications carriers for a significant portion of network backbone, and NTT East, NTT West, electric power companies and their affiliates for local connections to customers. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base. Summary of Significant Accounting Policies

Basis of Presentation

     IIJ maintains its records in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

     The consolidated financial statements for the period ended September 30, 2005 include the accounts of IIJ and all of its subsidiaries, NC, IIJ-Tech, IIJ-MC, IIJ-FS, AIH and IIJ America, which have first halves ending September 30, except for IIJ America. IIJ America's first half end is June 30 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of September 30. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

     A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on investment in and advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

     Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

     Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and Wide-area Ethernet services, which offer connectivity services for the construction of networks connecting a customer's multiple operational sites. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

     Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

     Systems integration revenues consist principally of consultation, design, development, construction and related maintenance, monitoring and other operating services of Internet network systems. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design includes multiple element arrangements such as consultation, systems design, planning, development and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

     Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.

     Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" are met.

Cash and Cash Equivalents

     Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts

     An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. The cost of securities sold is determined based on average cost.

     The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

     Non-marketable equity securities are carried at cost. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees.

Inventories

     Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. The useful lives for depreciation and amortization by major asset classes are as follows:
--------------------------------------------------------------------------------
                                                           Range of useful lives
--------------------------------------------------------------------------------
Data communications, office and other equipment                 2 to 15 years

Leasehold improvements                                          3 to 15 years

Purchased software                                                    5 years

Capitalized leases                                               4 to 7 years
--------------------------------------------------------------------------------

Impairment of Long-Lived Assets

     Long-lived assets consist principally of property and equipment, including those items leased under capital leases. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets in the period ended September 30, 2005 and the period ended September 30, 2004.

Goodwill and Intangible Assets

     Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date.

Income Taxes

     The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

     Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using exchange rates at the end of the period ended September 30, 2005 and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

     All derivatives are recorded at fair value as either assets or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earnings immediately.

     The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock-Based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the Company recognizes compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the period ended September 30, 2005.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Basic and Diluted Net Income per Share

     Basic net income per share are computed using the weighted-average number of shares of common stock outstanding during the period ended September 30, 2005. The Company's potential common shares are issuable upon exercise of stock options or conversion of convertible notes. Diluted net income per share are computed in consideration of the dilutive effects of the potential common shares. (See note 5 - Net income per share)

Other Comprehensive Income (Loss)

     Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

     The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is the Company's Chief Executive Officer, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

2. OTHER INVESTMENTS
--------------------

     Pursuant to SFAS No. 115, all of the Company's marketable equity securities, principally marketable shares of common stock of Japanese companies, were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at September 30, 2004, September 30, 2005 and March 31, 2005, is as follows:

                                                        (Unit: Thousands of yen)
--------------------------------------------------------------------------------
                                           At the end of the period ended
                                                  September 30, 2004
                                     -------------------------------------------
                                               Unrealized   Unrealized   Fair
                                      Cost        gains       losses     value
--------------------------------------------------------------------------------
Available-for-sale--
Equity securities                    337,698    9,083,251      6,383  9,414,566
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                           At the end of the period ended
                                                  September 30, 2005
                                     -------------------------------------------
                                               Unrealized   Unrealized   Fair
                                      Cost        gains       losses     value
--------------------------------------------------------------------------------
Available-for-sale--
Equity securities                    207,783    6,886,536          -  7,094,319
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                          At the end of the fiscal year ended
                                                    March 31, 2005
                                     -------------------------------------------
                                               Unrealized   Unrealized   Fair
                                      Cost        gains       losses     value
--------------------------------------------------------------------------------
Available-for-sale--
Equity securities                    215,258    8,738,792      5,882  8,948,168
--------------------------------------------------------------------------------

     The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2004, September 30, 2005 and March 31, 2005:
                                                    (Unit: Thousands of yen)
----------------------------------------------------------------------------
                       At the end of the period ended September 30, 2004
                 -----------------------------------------------------------
                     Less than           12 months
                     12 months            or more               Total
                 -----------------------------------------------------------
                   Fair   Unrealized   Fair   Unrealized   Fair   Unrealized
                   value    losses     value    losses     value    losses
----------------------------------------------------------------------------
Marketable
equity
securities        36,372     1,578     9,190     4,805    45,562     6,383
----------------------------------------------------------------------------
----------------------------------------------------------------------------
                       At the end of the period ended September 30, 2005
                 -----------------------------------------------------------
                     Less than           12 months
                     12 months            or more               Total
                 -----------------------------------------------------------
                   Fair   Unrealized   Fair   Unrealized   Fair   Unrealized
                   value    losses     value    losses     value    losses
----------------------------------------------------------------------------
Marketable
equity
securities             -         -         -         -         -         -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
                       At the end of the fiscal year ended March 31, 2005
                 -----------------------------------------------------------
                     Less than           12 months
                     12 months            or more               Total
                 -----------------------------------------------------------
                   Fair   Unrealized   Fair   Unrealized   Fair   Unrealized
                   value    losses     value    losses     value    losses
----------------------------------------------------------------------------
Marketable
equity
securities        68,742     5,882         -         -    68,742     5,882
----------------------------------------------------------------------------
     The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.

     Proceeds from the sale of available-for-sale securities were JPY 74,993 thousand, JPY 1,178,935 thousand and JPY 2,614,768 thousand for the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005, respectively. Gross realized gain of JPY 56,576 thousand, JPY 1,171,460 thousand and JPY 2,477,607 thousand were included in other income (expense) for the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005, respectively.

   The aggregate cost of the Company's cost method investments totaled JPY 1,242,516 thousand, JPY 954,193 thousand and JPY 982,613 thousand at the end of period ended September 30, 2004, period ended September 30, 2005 and the fiscal year ended March 31, 2005, respectively.

   Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaled JPY 30,456 thousand and JPY 70,627 thousand for the period ended September 30, 2004, none and JPY 22,663 thousand for the period ended September 30, 2005 and JPY 34,151 thousand and JPY 118,076 thousand for the fiscal year ended March 31, 2005, respectively. Gain on exchange of securities of JPY 35,450 thousand, included in other income (expense) for the fiscal year ended March 31, 2005, represented a non-monetary gain upon the exchange of marketable common shares in a merger transaction.

3. LEASES
---------

     The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, "Accounting for leases" have been classified as capital leases and the others have been classified as operating leases.

Operating Leases

     The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic backbone connectivity as of September 30, 2005 are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35% of the aggregate lease expenses). The leases for international backbone connectivity as of September 30, 2005 are entered into with carriers for a lease period of one year and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also leases its network operation centers under non-cancelable operating leases.

     Refundable guarantee deposits as of September 30, 2004, September 30, 2005 and March 31, 2005 consist of as follows:

                                                        (Unit: Thousands of yen)
--------------------------------------------------------------------------------
                             At the end of    At the end of    At the end of the
                           the period ended  the period ended  fiscal year ended
                             September 30,     September 30,        March 31,
                                 2004              2005               2005
--------------------------------------------------------------------------------
Head office                    1,705,036         1,744,949          1,705,036
Sales and subsidiaries
offices                          328,745           304,789            296,971
Others                            46,564            50,270             48,658
--------------------------------------------------------------------------------
Total refundable guarantee
deposits                       2,080,345         2,100,008          2,050,665
--------------------------------------------------------------------------------

     Lease expenses related to backbone lines for the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005 amounted to JPY 1,861,654 thousand, JPY 1,710,099 thousand and JPY 3,550,885 thousand, respectively. Lease expenses for local access lines for the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005, which are only attributable to dedicated access revenues, amounted to JPY 1,801,452 thousand, JPY 2,260,249 thousand and JPY 4,040,192 thousand, respectively. Other lease expenses for the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005 amounted to JPY 1,677,003 thousand, JPY 1,729,862 thousand and JPY 3,303,717 thousand, respectively.
     The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling JPY 206,215 thousand, JPY 222,041 thousand and JPY 406,451 thousand for the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005, respectively.

Capital Leases

   The Company conducts its connectivity and other Internet-related services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to JPY 11,287,636 thousand and JPY 5,350,482 thousand at September 30, 2004, JPY 13,011,378 thousand and JPY 6,598,551 thousand at September 30, 2005 and JPY 13,251,657 thousand and JPY 6,336,386 thousand at March 31, 2005, respectively.
   As of September 30, 2005, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

                                                                                         (Unit: Thousands of yen)
-----------------------------------------------------------------------------------------------------------------
                                                At the end of the period ended September 30, 2005
-----------------------------------------------------------------------------------------------------------------
                                    Connectivity lines
                                     operating leases      Other operating leases       Capital leases
-----------------------------------------------------------------------------------------------------------------
  Through September 30, 2006          51,192                   1,164,110                 2,716,030
  October 1, 2006 and thereafter           -                     575,801                 3,896,848
-----------------------------------------------------------------------------------------------------------------

4. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Interest Rate Swap Agreement

   The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company's policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.

   The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institution.

   Changes in fair value of interest rate swaps designated as hedging instruments are reported in accumulated other comprehensive income during the period ended September 30, 2005, the period ended September 30, 2004 and the fiscal year ended March 31, 2005. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount, and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are "at the market," so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the period ended September 30, 2005, the period ended September 30, 2004 and the fiscal year ended March 31, 2005.

   For the period ended September 30, 2004 and the period ended September 30, 2005, net derivative loss of JPY 7,372 thousand and JPY 5,537 thousand were reclassified to interest expense, respectively. And for the fiscal year ended March 31, 2005, net derivative loss of JPY 13,010 thousand was reclassified to interest expense.
                                       35

   5. NET INCOME PER SHARE

Basic net income per share and its adjustment to diluted net income per share in the period ended September 30, 2005 were as follows

---------------------------------------------------------------------------------------------------------
                                                 For the period ended September 30, 2005
                                               (from April 1, 2005 to September 30, 2005)
---------------------------------------------------------------------------------------------------------
                                          Net income             Number of        Net income per share
                                                                   shares
---------------------------------------------------------------------------------------------------------
                                       (Thousands of Yen)              (Shares)                  (Yen)
  Basic net income per share
---------------------------------------------------------------------------------------------------------
  Net income                                    1,623,314                38,304                 42,380
---------------------------------------------------------------------------------------------------------
  Effect by dilutive shares
---------------------------------------------------------------------------------------------------------
   Stock option                                         -                    30
---------------------------------------------------------------------------------------------------------
  Diluted net income per share
---------------------------------------------------------------------------------------------------------
   Net income                                   1,623,314                38,334                 42,347
---------------------------------------------------------------------------------------------------------

In the period ended September 30, 2004 and the fiscal year ended March 31, 2005, shares issuable upon conversion of convertible notes have been excluded from the computation of diluted net income per share because the effect would be antidilutive. The number of potential common shares excluded from the computation was 558 at the end of the period ended September 30, 2004.

In the period ended September 30, 2004, the period ended September 30, 2005 and the fiscal year ended March 31, 2005, the number of potential common shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares and the effect would be antidilutive were 570 shares, 195 shares and 545 shares at the end of each period.

6. STATUS OF PRODUCTION, RECEIPT OF ORDER AND SALES ACTIVITIES
(1)      Results of Production
 Results of production for the period ended September 30, 2005 is as follows.

----------------------------------------------------------------------------------------------------
                                                       For the period ended September 30,
                                                          2005 (from April 1, 2005 to
                                                              September 30, 2005)
----------------------------------------------------------------------------------------------------
                                                        Thousands of Yen       Year over Year (%)
                                                                                          change
----------------------------------------------------------------------------------------------------
  Systems Integration                                       6,956,403                       40.4
----------------------------------------------------------------------------------------------------
           Total                                            6,956,403                       40.4
----------------------------------------------------------------------------------------------------

*1   Consumption tax is not included.

*2 Results of production for Internet connectivity services, value-added services and equipment sales are not included, since the Company does not produce for.

(2) Results of Receiving Orders


   Result of receiving orders for the period ended September 30, 2005 is as follows.

 -----------------------------------------------------------------------------------------------------------
                                                   For the period ended September 30, 2005
                                                (from April 1, 2005 to September 30, 2005)
                             -------------------------------------------------------------------------------
                                Order received          Year over Year      Order backlog      Yew over Year
                               (Thousands of Yen)          Change (%)     (Thousands of Yen)      Change (%)
------------------------------------------------------------------------------------------------------------
  Systems Integration and
  Equipment sales                     12,812,199                20.7          7,269,439                88.6
------------------------------------------------------------------------------------------------------------
            Total                     12,812,199                20.7          7,269,439                88.6
------------------------------------------------------------------------------------------------------------


*1   Consumption tax is not included.

*2 Results of receiving orders and order backlog for Internet connectivity services and value-added services are not included, since the Company does not produce for.

*3 Systems integration and equipment sales are totaled, as they cannot be classified properly at the stage of receiving orders.

(3)      Results of Sales Activities

Results of sales activities for the period ended September 30, 2005 is as follows.

----------------------------------------------------------------------------------------------------
                                                          For the period ended September 30, 2005
                                                         (from April 1, 2005 to September 30, 2005)
----------------------------------------------------------------------------------------------------
                                                      Thousands of Yen              Year over Year
                                                                                       Change (%)
----------------------------------------------------------------------------------------------------
Connectivity and  value-added services:                   11,533,109                        5.3

   Dedicated access                                        5,442,225                       (5.4)

   Dial-up access                                          1,381,109                       (7.4)

   Value-added services                                    2,846,450                       18.3

   Other                                                   1,863,325                       42.5
----------------------------------------------------------------------------------------------------
Systems Integration                                        9,001,675                       37.8
----------------------------------------------------------------------------------------------------
Equipment Sales                                            1,274,139                      (24.9)
----------------------------------------------------------------------------------------------------
       Total                                              21,808,923                       13.7
----------------------------------------------------------------------------------------------------

*1   Consumption tax is not included.

*2 Sales to each customer and its ratio to aggregate sales for the period ended September 30, 2005 are omitted as the ratios are less than 0.1.

                                      # # #

           The above represents a translation of the original version in the Japanese language.


                                       37